UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ADVANCED ANALOGIC

TECHNOLOGIES INCORPORATED

(Name of Subject Company (Issuer))

SKYWORKS SOLUTIONS, INC.

POWERCO ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00752J108

(CUSIP Number of Class of Securities)

Mark V. B. Tremallo

Vice President, General Counsel and Secretary

Skyworks Solutions, Inc.

20 Sylvan Road

Woburn, Massachusetts 01801

(949) 231-4700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Rod J. Howard, Esq.

Wilmer Cutler Pickering Hale and Dorr, LLP

950 Page Mill Road

Palo Alto, California 94304

650-858-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$308,567,366.00	$35,362.00

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $5.80 per share by the number of shares of common stock, par value $0.001 per share (“Shares”), of Advanced Analogic Technologies Incorporated (“AATI”) outstanding on a fully diluted basis as of December 5, 2011, consisting of (a) 44,301,895 Shares issued and outstanding, (b) 6,747,913 Shares subject to issuance upon exercise of outstanding options and (c) 2,151,462 Shares subject to outstanding restricted stock units.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012 issued by the Securities and Exchange Commission. Such fee equals 0.011460% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,362.00	Filing Party: Skyworks Solutions, Inc.
Form or Registration No.: SC TO-T	Date Filed: December 9, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) is filed by Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), and PowerCo Acquisition Corp, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Skyworks. This Amendment amends and supplements the Schedule TO relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Advanced Analogic Technologies Incorporated, a Delaware corporation ( “AATI”), at a price per share of $5.80, net to the seller in cash, without interest and subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012. According to BNY Mellon Shareowner Services, the depositary for the Offer, based on preliminary information as of 12:00 midnight, Eastern Standard Time, at the end of Monday, January 9, 2012, approximately 42,861,222 Shares were tendered pursuant to the Offer and not withdrawn, 5,096,232 of which were presented pursuant to notices of guaranteed delivery. Assuming all Shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 96.7% of all outstanding Shares have been tendered (the percentage is 85.2% if guaranteed delivery Shares are not taken into account). Therefore, the Minimum Condition has been satisfied. Offeror has accepted all tendered Shares for payment pursuant to the terms of the Offer and will promptly pay for such Shares.

On January 10, 2012, in addition to announcing the expiration and results of the Offer, Skyworks announced in a press release that Offeror has notified AATI of its intent to exercise its option under the merger agreement to purchase a sufficient number of newly issued Shares to ensure ownership of at least 90% of the outstanding Shares. Skyworks also announced that, to complete the acquisition of 100% of the Shares, Skyworks intends to effect a short-form merger in which Offeror will merge with and into AATI, with AATI surviving the merger and continuing as a wholly owned subsidiary of Skyworks.

The full text of the press release issued by Skyworks is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 12. Exhibits.

The following is filed as an Exhibit to this Amendment:

(a)(5)(D)	Press release issued by Skyworks on January 10, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2012

SKYWORKS SOLUTIONS, INC.

By:	/s/ DAVID J. ALDRICH

Name:	David J. Aldrich
Title:	President and Chief Executive Officer

POWERCO ACQUISITION CORP.

By:	/s/ MARK V.B. TREMALLO

Name:	Mark V.B. Tremallo
Title:	Vice President

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated December 9, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from MacKenzie Partners, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(5)(A)	Joint Press Release Issued by Skyworks and AATI, dated November 30, 2011, announcing the execution of Amendment No. 1 to the Agreement and Plan of Merger among Skyworks, Offeror and AATI (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Skyworks on November 30, 2011).*

(a)(5)(B)	Form of Summary Advertisement Published in the Wall Street Journal on December 9, 2011.*

(a)(5)(C)	Aldrich Email to Employees of AATI and Skyworks.*

(a)(5)(D)	Press release issued by Skyworks on January 10, 2012

(d)(1)	Agreement and Plan of Merger, dated as of May 26, 2011, by and among Skyworks, Offeror and AATI (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Skyworks on December 5, 2011).*

(d)(2)	Amendment No. 1, dated November 30, 2011, to Agreement and Plan of Merger, dated as of May 26, 2011, by and among Skyworks, Offeror and AATI (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Skyworks on December 5, 2011).*

(d)(3)	Stockholder Agreement, dated as of May 26, 2011, by and among Skyworks, Richard K. Williams, Samuel J. Anderson, Jason L. Carlson, Jaff Lin, Thomas P. Redfern, Chandramohan Subramaniam, Jun-Wei Chen, Ashok Chandran, Kevin D’Angelo.*

*	Previously filed